

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

October 1, 2009

Robert E. Wahlman
Chief Financial and Investment Officer
Doral Financial Corporation
1451 F.D. Roosevelt Avenue
San Juan, Puerto Rico 00920-2717

> **Re: Doral Financial Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed September 29, 2009**
> **File No. 333-161546**

Dear Mr. Wahlman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form S-4/A filed September 29, 2009

Short-term incentive compensation—annual cash bonuses, page 233

1.   Please refer to comment 14 in our letter dated September 18, 2009. We note that you have continued not to disclose the rankings of business units supervised by the individual named executive officers or how such rankings impacted annual cash bonus amounts. Therefore, we reissue the comment. In particular, we request that you provide a detailed supplemental analysis supporting your conclusion that such targets can be excluded under Instruction 4 to Item 402(b) of Regulation S-K. In addition, if you rely on Instruction 4 to omit the performance targets, you are required to discuss how difficult it will be for the executive(s) or how likely it will be for the company to achieve the undisclosed target level or other factors or criteria. Refer to Regulation S-K Compliance & Disclosure Interpretation 118.04.

2.   Please refer to comment 15 in our letter dated September 18, 2009. It remains unclear what elements of company and/or individual performance were achieved that led to the payment of specific forms of compensation. Therefore, we reissue the comment.

The exchange offer

Proration, page 248

3.   We note your response to comment 17. Because payment will be made promptly, please revise to clarify that the prorationing factor will also be determined promptly after the expiration date, rather than "as soon as practicable after the expiration date."

Return of Unaccepted Shares of Convertible Preferred Stock, page 255

4.   You state that tendered shares of convertible preferred stock that are returned to the tendering holder will be deemed to have consented to the Convertible Preferred Stock Amendment. Please include this disclosure in the summary. Please also tell us, with a view towards revised disclosure, whether a tendering holder will have the opportunity to revoke its consent with respect to any such returned shares. We note, in that regard, the revocation discussion on page A-6 of the consent solicitation statement.

Certain United States federal income tax considerations, page 283

5.   Please revise this section and the "Certain Puerto Rico tax considerations" section to reflect that the information provided therein represents opinions of counsel.

6.   We note the assumption that the convertible preferred stock is, and the common stock will be, held as capital assets. It is inappropriate to assume a legal conclusion underlying the opinion. Please revise this section and the "Certain Puerto Rico tax considerations" section accordingly.

Exhibit 5.1

7.   We note the opinion assumes that the aggregate number of shares of common stock issued in connection with the exchange offer does not exceed 11,552,800. We also note that you have not yet disclosed the maximum number of shares of common stock that may be issued in connection with the exchange offer. Please confirm that 11,552,800 is the maximum number of shares of common stock that may be issued in connection with the exchange offer or revise your opinion to remove this assumption.

*   *   *   *   *

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3469 with any questions.

       Sincerely,

       Justin T. Dobbie
       Attorney-Adviser

cc: D. Rhett Brandon
       Arjun Koshal
       (Simpson Thacher & Bartlett LLP)